LVB Acquisition, Inc.

56 East Bell Drive, P.O. Box 587

Warsaw, Indiana 46581-0587

November 22, 2011

VIA EDGAR CORRESPONDENCE

Mr. Geoff Kruczek

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	LVB Acquisition, Inc.

Form 10

Filed September 28, 2011

File No. 000-54505

Dear Mr. Kruczek:

LVB Acquisition, Inc. (referred to herein as the “Company”, “we”, or “our”) hereby submits its response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance by letter dated October 25, 2011 with respect to the Company’s above-referenced Form 10 filed September 28, 2011, File No. 000-54505.

The Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Form 10, together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 1.

Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1. For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. We would also like to note that we have revised Amendment No. 1 to reflect the inclusion of our first quarter results.

Forward-Looking Statements, page 3

1.	Please tell us how you determined you may claim the safe harbor you cite on page 4. See Exchange Act Section 21E(a).

Geoff Kruczek

Securities and Exchange Commission

Response

The Company understands that it may not claim the safe harbor and has removed the disclosure on page 4.

Patents and Trademarks, page 20

2.	Please reconcile your disclosure here regarding the importance of your intellectual property to your business with the disclosure in the third to last paragraph on page 34.

Response

The Company acknowledges the Staff’s comment and notes that the paragraph on page 18 refers to intellectual property currently owned or licensed by Biomet. As stated in the Form 10, we do not believe that we own any single patent (or series of patents) or hold any single license (or series of licenses) that is material to our operations, consolidated revenues or earnings. The paragraph on page 32 is related to risk that an outside party could file an infringement suit against Biomet relating to such third party’s intellectual property. We believe that in certain circumstances, a successful infringement claim could be material.

Based on the Staff’s comment, the Company has revised the disclosure on page 18 to further clarify that the intellectual property referred to in that paragraph is intellectual property owned or licensed by Biomet (and not intellectual property owned or licensed by third parties).

Reconstructive, page 46

3.	We note the factors you describe “may have” resulted in declining growth. Revise to clarify why you are unsure whether the factors you note caused that decline. Please also revise to avoid vague statements regarding how sales increased due to increased demand or were driven by products you mention. Instead, revise to clarify the reasons underlying the demand and why and how the products you mention drove sales growth.

Response

The Company has revised the disclosure on page 49 to clarify the reasons for declining growth and increased sales.

Geoff Kruczek

Securities and Exchange Commission

Liquidity and Capital Resources, page 53

4.	We note the significant amount of debt outstanding. We also note your disclosure that repayment of your debt is dependent on cash flow generated by your subsidiaries and the significance of your foreign operations. As such, in future filings please disclose the amount of cash and cash equivalents held outside of the U.S. and describe any potential consequences if such amounts were to be repatriated. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response

The Company has updated the disclosure on page 56 to include the amount of cash and cash equivalents held outside of the U.S. for periods after the year ended May 31, 2011 and the potential consequences if such amounts were to be repatriated.

5.	Please revise to clarify the amount of earnings held by your foreign subsidiaries and to discuss the impact on your liquidity.

Response

The Company has revised the disclosure on page 56 to include disclosure regarding the losses accumulated by foreign subsidiaries and the impact on the Company’s liquidity.

Balance Sheet Metrics, page 54

6.	In future filings please disclose how you calculate day’s sales outstanding and inventory turns.

Response

The Company has revised the disclosure in the footnote to the table on page 58 to describe how it calculates day’s sales outstanding (“DSO”) and inventory turns.

Non-GAAP disclosures, page 56

7.	Please expand to clarify what insight to your financial position and performance is indicated by the directional trend in your disclosure.

Response

The Company has expanded the disclosure on pages 59 and 61 to explain the directional trend in the Company’s senior secured leverage ratio and adjusted EBITDA, respectively, for the periods presented.

Geoff Kruczek

Securities and Exchange Commission

8.	We see that you disclose a Senior Secured Leverage Ratio that is determined using a measure of adjusted EBITDA as defined in a credit agreement. We also see your disclosure that the ratio is important in determining interest rates, fees and borrowing capacity under certain of your debt arrangements. Please tell us how the disclosure about the leverage ratio fully considers the disclosure guidance from Non-GAAP Financial Measures, Compliance and Disclosure Interpretation Question 102.9.

Response

The Company includes its senior secured leverage ratio in its Form 10 registration statement because the Company believes (i) its credit agreement is a material agreement for the reasons set forth in the disclosure under “Risks Related to Our Indebtedness” on page 35; (ii) the covenants of its credit agreement with respect to its senior secured leverage ratio are material terms of its credit agreement as such measures implicate, among others, its interest rate, principal prepayments, available borrowings and the restricted payments and permitted investments baskets; and (iii) this ratio is material to its investors in understanding the Company’s leverage, given its significant outstanding debt. Adjusted EBITDA is defined in the Company’s credit agreement and although it does exclude certain charges required to be settled in cash, as described in Item 10(e)(1)(ii)(A) of Regulation S-K, the Company believes its disclosure adequately describes Adjusted EBITDA as well as the impact to its financial condition and liquidity the ratio can have. Question 102.9 also provides that a company should consider disclosing various material terms of the credit agreement, including disclosed non-GAAP financial measures, the amount or limit required for compliance with the applicable covenants and the actual or reasonably likely effects of compliance or non-compliances with the applicable covenants on the company’s financial condition and liquidity. The Company has considered these types of disclosures and believes that its disclosures on (i) pages 35-37 under “Risks Related to Our Indebtedness”, (ii) page 59 in the second paragraph under “Non-GAAP disclosures” and (ii) pages 61-63 under “Credit Facilities” provide responsive disclosure with respect to these matters.

9.	As you disclose that you believe that the directional trend of the leverage ratio provides valuable insight to understanding your operational performance and financial position with respect to your debt obligations, tell us why you show the leverage for two years while you show the calculation of adjusted EBITDA for three years.

Response

The Company has revised the disclosure on page 59 to show the leverage ratio for three years.

10.	We see that you disclose a measure labeled EBITDA that is also adjusted for “other (income) expense.” As your measure does not appear to be EBITDA as conventionally defined, please tell us why you believe it is appropriate to label your measure as EBITDA.

Geoff Kruczek

Securities and Exchange Commission

Response

The Company has revised the table on page 60 to eliminate EBITDA as a line item. The EBITDA line item was used solely as a subtotal for the convenience of investors for purposes of reviewing the table and it is not a number that the Company otherwise uses.

Item 4. Security Ownership . . ., page 69

11.	Please update the information in the table to be as of the most recently practicable date. Also revise to identify the natural persons who have or share voting and/or dispositive powers with respect to the securities held by the entities listed in the table.

Response

The Company has updated the disclosure on pages 73-75, clarified its disclosure of beneficial ownership and identified, where applicable, the natural persons who have or share voting and/or dispositive powers.

Executive Compensation Philosophy, page 76

12.	Please revise to clarify the extent to which you relied on comparable companies to set your compensation, including where within the informal peer group you targeted your compensation and where your actual compensation ranks relative to this group. For example, what do you mean by base salary rates that are “comparable?” Further, given your disclosure regarding considering compensation data of an informal peer group and other companies, please also revise to identify all comparator companies. See Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Response

The Company has revised the disclosure on page 81 and page 82 regarding the extent of reliance upon its informal peer group in setting compensation.

13.

Please expand your compensation discussion significantly to disclose with specificity the individual and corporate objectives and market data that resulted in the compensation decisions for the periods presented. From your revised disclosure, it should be clear how target, maximum and payout amounts were determined, the extent to which you relied on comparable companies to set your compensation, including the identities of the comparator companies, how the assessments of the chief executive officer differed from the final decisions, the impact on amounts paid from failing to meet the targeted amount, how the unit financial targets relate to the percentages in the second table on page 78, how you make your equity grant determinations with respect to each named executive officer, the reasons for changing from option awards to RSUs, and the specific targets to be achieved in

Geoff Kruczek

Securities and Exchange Commission

order for your named executive officers to earn their respective cash incentive payments for 2011. To the extent you believe that disclosure of such information would result in competitive harm, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Response

The Company has revised pages 82-84 to clarify the compensation disclosure issues raised in the Staff’s comment.

Stock Options and Restricted Stock Units, page 78

14.	Please revise to include substantive analysis and insight into how you make your stock-based equity grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how you determined the actual number of restricted stock units that were awarded to your named executive officers and how and why those awards varied among the named executive officers. Also discuss the reasons for changing from option awards to RSUs, particularly in light of the “founding philosophy” mentioned on page 76, and the substantial increase in the value of the awards granted.

Response

The Company has revised pages 85-86 to clarify the stock-based equity grant determinations with respect to each named executive officer for fiscal year 2011.

Grants of Plan-Based Awards, page 84

15.	The disclosure in this table indicates you granted cash incentive awards late in the third quarter of your 2011 fiscal year, contrary to the implication from your disclosure on page 78. Please reconcile.

Response

The Company has revised page 85 to clarify that the February 10, 2011 grant date relates solely to the grant of RSUs (as required under subparagraphs (d)(2) of Item 402 of Regulation S-K).

Director Compensation, page 96

16.	Given your disclosure on pages 71-72 regarding the affiliations of your directors and on pages 138 and 141 regarding services provided by those with whom your directors are affiliated, please tell us why this table omits the amounts paid pursuant to the Management Services Agreement.

Geoff Kruczek

Securities and Exchange Commission

Response

The Company does not believe that fees paid to affiliates of the Sponsors in connection with the Management Services Agreement are compensation with respect to its directors who are affiliated with the Sponsors. While such directors are affiliated with the entities providing services under the Management Services Agreement (the “Managers”), and in some cases are partners in such entities or employees of such entities, no director owns 10% or more of such Manager or is compensated based on the fees earned by such Manager.

Item 7. Certain Relationships, page 96

17.	The last sentence of the first paragraph on page 138 implies you “may” have transactions other than those disclosed in this section. Please tell us why you do not know whether all such transactions have been disclosed and what actions you have taken to determine the existence of such transactions. Please also file as exhibits all agreements with related parties.

Response

The Company has revised the disclosure on pages 102 and 147 to delete the sentence referenced by the Staff. All of the Company’s business units are required to confirm on a quarterly basis that all related party transactions are properly recorded in their Sarbanes-Oxley Section 302 certification submissions to headquarters. Through review of the submitted certifications the Company is able to determine any related party transactions or relationships that require disclosure. In addition, the Company’s Audit Committee is made up of representatives from each of the Sponsors and they review SEC filings before they are filed as part of the Company’s Disclosure Review process, which is used as a final check to ensure the Company has disclosed all material related party transactions and relationships. Because each of our Sponsors maintains an active and fluid portfolio of companies in which they maintain a significant ownership interest, it may be possible that there are immaterial transactions with a related party that are not identified in our disclosure, but we believe the risk of missing a material related party transaction or relationship is minimal, given our internal process. The Company advises the Staff it has filed as exhibits all agreements with related parties included in its disclosure other than those agreements that are immaterial in amount or significance pursuant to the requirements of Item 601(b)(10)(ii) and (iii)(A).

18.	Please update your disclosure in this section; we note the multiple references to as of May 31, 2011. Please also quantify the amounts paid to affiliates in connection with the transactions mentioned on page 141.

Response

The Company has updated the disclosure on pages 104-105 and 150 and quantified the amounts to be paid to such affiliates.

Geoff Kruczek

Securities and Exchange Commission

19.	If your affiliates hold debt, as implied by your disclosure on page 142, please disclose the information required by Regulation S-K Item 404(a)(5).

Response

The Company has carefully considered its disclosure obligations in response to the Staff’s comment, but has concluded that, based on the information set forth below, it does not believe the indebtedness, including debt securities of the Company, held by affiliates of the Company constitutes information required to be disclosed by Item 404(a)(5) of Regulation S-K.

The Company has confirmed that its affiliates, other than certain of its beneficial owners, do not hold indebtedness of the Company. We note that Instruction 4.b. to Regulation S-K Item 404(a) provides that disclosure of indebtedness need not be provided as to the related persons specified in Instruction 1.b. to paragraph (a) of Item 404. Certain of the indirect beneficial owners of LVB Acquisition Holdings LLC listed on pages 73-75, who are related persons specified in Instruction 1.b. to paragraph (a) of Item 404, hold indebtedness of the Company from time to time, but the Company believes such holding of indebtedness is not required to be disclosed. Based on the Staff’s comment, the Company has clarified the disclosure on pages 105, 151 and 170 with respect to which entities may purchase the Company’s debt securities.

20.	Please expand to clarify the standards applied by the Compliance Department in reviewing transactions that involve the appearance of a conflict of interest, the standards applied by your Board and committees in reviewing transactions, and how you determine whether the Board or a committee reviews it. Also revise to clarify what you mean by “certain” related-party transactions subject to the review process you note.

Response

The Company has expanded the disclosure on page 105.

Stock Options, page 98

21.	Please reconcile your disclosures here and pages 97 and 126 regarding the number of shares available for issuance under the 2007 LVB Plan as of May 31, 2011.

Response

The Company has revised the disclosure on page 106.

Financial Statements, page 102

22.	Please update the financial statements when required by Rule 3-12 of Regulation S-X.

Geoff Kruczek

Securities and Exchange Commission

Response

The Company has revised the disclosure to include financial statements for the fiscal quarter ended August 31, 2011.

Note 2. Inventories, page 113

23.	Under SAB Topic 5-BB and FASB ASC 330-10-35-14, inventory impairment charges establish a new cost basis for affected inventory. Accordingly, please tell us why what you show as an inventory reserve should not be netted against the relevant categories for presentation purposes under Rule 5-02.6 of Regulation S-X.

Response

The Company has revised the disclosure on page 122 to reflect the netting of the inventory reserve against the relevant category (finished goods) for presentation purposes.

24.	As a related matter, tell us whether the cash flow statement item “provision for inventory obsolescence” represents the gross impairment charge for each period. In that regard, we see that for fiscal 2010 and 2009 the amounts charged to costs and expenses from the financial statement schedule presented on page 143 are significantly different from the amounts shown as provision for inventory obsolescence on the cash flow statement for those years.

Response

The Company has considered the Staff’s comment and notes that due to the revision of our inventory disclosure to net the reserve with the appropriate category as described in Response #23 above, the Company has not included this calculation as a Schedule II disclosure in Amendment No. 1. In response to the Staff’s note with respect to the inventory obsolescence charges for fiscal 2010 and 2009, the Company notes that the provision for inventory on the cash flow statement is a net number based on the Company’s inventory balances changing during the periods presented, which results in changes to our excess and obsolescence reserve in order to ensure inventory is recorded at the lower of cost or market.

Note 5. Goodwill and Other Intangible Assets, page 115

25.	Please describe to us, with a view toward disclosure in future filings, the accelerated method used to amortize the customer relationship intangibles.

Response

The Company has revised the disclosure on page 125 to provide additional disclosure on the Company’s accelerated method for amortizing customer relationship intangibles.

Geoff Kruczek

Securities and Exchange Commission

26.	In light of the significance of amortizing intangible assets to your balance sheet, please tell us how you considered whether to provide disclosure about the useful lives assigned to each major class of reported intangible asset. Refer to FASB ASC 350-30-50-5.

Response

The Company has revised the disclosure on page 126 to provide additional disclosure on the weighted average useful life of the Company’s intangible assets.

27.	As a related matter, in light of the impairment charge in 2011, please tell us how you assessed whether the useful lives assigned to your intangible assets continued to be appropriate.

Response

As part of the Company’s annual impairment assessment, the Company reassesses the useful lives assigned to its intangible assets based on changes to the business, including, among others, (i) attrition rates of the Company’s customers, (ii) trade names no longer being used, (iii) technology that has been cannibalized or significantly changed the value of our technology, and (iv) future product development efforts that may replace current products that use our trademarks and trade names. These factors, among others, are considered at least annually and in conjunction with any impairment charge to ensure that the Company is using the appropriate useful lives. The primary change in the Company’s business since fiscal year 2008, when a significant amount of our intangibles were recorded, relates to the lower than anticipated revenue growth within the medical device industry.

28.	We note your statement that the income approach was used to determine the fair value of the Europe reporting units and associated impairment charges. Please also clarify for us how you applied the income approach for determining the cash flows, fair value and associated impairment charges for the other definite and indefinite-lived intangible assets. In addition, please clarify the nature of the “impairment charge” column presented between the columns “accumulated amortization” and “net carrying amount” in the table on page 117.

Response

The Company reviews intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life of such assets. If an impairment indicator exists, the Company tests the intangible asset for recoverability. For goodwill and indefinite-lived intangible assets, the Company assesses annually, unless circumstances warrant interim testing. Using the income approach for the other definite and indefinite-lived intangible assets involves the following:

Geoff Kruczek

Securities and Exchange Commission

•

Other definite-lived assets: fair value is calculated using the present value of estimated future cash flows we expect to generate from the asset using a risk-adjusted discount rate. This involves estimates and assumptions about future revenue contributions, cost structures and remaining useful lives of the asset or asset group. Assumptions generally start with the Company’s operating plan for the fiscal year and the strategic plan for the following four fiscal years. The Company obtains estimates from its business units to prepare a 10-year cash flow model and then applies the appropriate estimated discount rate, tax rate and terminal growth rate in the final year of the model.

•

Indefinite-lived (Corporate Trade Names) assets: fair value is calculated using a royalty savings method. This method includes estimates and assumptions about future revenue contributions (based on a 10-year model) and then applies an appropriate implied royalty rate, tax rate, discount rate and terminal growth rate in the final year of the model to calculate an after-tax royalty savings amount. This amount (fair value) is then compared to the carrying value for the corporate trade names to assess impairment.

The “impairment charge” column represents the accumulated amortization related to the gross impaired intangible asset in order to establish a new cost basis for these intangible assets. To further clarify, if one adds the goodwill impairment charge of $422.8 million to the gross intangible asset charge of $688.3 million, less related accumulated amortization of $169.7 million, it agrees to the Company’s total impairment charge of $941.4 million.

Note 6. Debt, page 117

29.	Please tell us how your disclosures consider the guidance from Rule 3-10 of Regulation S-X with respect to guarantor financial information. In that regard, we see that you provide certain consolidating guarantor financial information in the financial statement footnotes to Biomet’s Form 10-K, presumably under the requirements of Rule 3-10.

Response

The Company has revised the disclosure on page 128 to provide additional disclosure on the basis of the Company’s determination of the appropriate guarantor financial information under Rule 3-10 of Regulation S-X.

Geoff Kruczek

Securities and Exchange Commission

Note 11. Share-based Compensation and Stock Plans, page 126

30.	The estimated fair value of a share of common stock is normally a key input in measuring stock-based compensation. As there is no quoted market price for your common shares, please (1) briefly describe to us how you estimate the fair value of a share of your common stock for purposes of measuring stock-based compensation and (2) tell us how you considered whether you should make some disclosure about how you estimate that common stock per share fair value.

Response

The majority of the Company’s stock options (over 75%) were granted in the first fiscal year after the leveraged buyout and these stock options were granted at an exercise price equal to the Sponsor’s purchase price for their equity investment in the Company. Subsequently and through November 9, 2011, the fair value of the common stock was determined on a semi-annual basis in May and November based on the highest of the four fair market valuations submitted by each of the Sponsors. At the meeting of the Company’s Board of Directors on November 9, 2011, the Board approved a change in the fair market valuation process such that the valuation determination shall be made on a quarterly basis going forward based on the average of the four fair market valuations submitted by each of the Sponsors. Between valuation dates management discusses whether there have occurred any significant changes to the Company’s business which would require the valuation to be updated. The valuation of the Company has been relatively stable, given the positive performance of Biomet from a revenue, cash flow and adjusted EBITDA growth basis being offset by a decrease in valuations across the medical device industry. Based on the Staff’s comment, the Company has revised the disclosure on page 135 to provide additional disclosure on the Company’s fair market valuation process for its common stock.

Note 15. Contingencies, page 135

31.	With respect to the described contingencies, please tell us how your disclosure also considers the guidance from FASB ASC 450-20-50-4b. Under the cited guidance, disclosure made pursuant to FASB ASC 450-20-50-3 should also provide an estimate of any possible loss or range of loss or state that such estimate cannot be made.

Response

The Company has revised the disclosure on page 144 to provide additional disclosure with respect to loss estimations. The Company believes its prior disclosure under “Other Loss Contingencies” on page 68 also provides relevant disclosure pursuant to FASB ASC 450-20-50-4b.

Geoff Kruczek

Securities and Exchange Commission

Exhibits

32.	We note that you have not included the schedules or exhibits to exhibit 10.1, 10.1.2, or 10.2, the exhibits to exhibit 10.2.2, or Exhibit I to exhibit 10.1.1. Please refile these agreements with all attachments.

Response

The Company is submitting with Amendment No. 1 the specified exhibits and schedules. The Company respectfully notes for the Staff that certain of the exhibits and schedules are blank in the original agreement or are forms of other agreements. The Company is filing such exhibits and schedules in the form they were included in the original agreements.

* * * * *

Geoff Kruczek

Securities and Exchange Commission

In addition to our response to your comments, please note the Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact me at 574-371-3026.

Sincerely,

/s/ Jody S. Gale

Jody S. Gale

Vice President and Associate

General Counsel

cc:	James Small Cleary Gottlieb Steen & Hamilton LLP